Exhibit 99.1

TD Bank Financial Group Reiterates Comments on Exposure to Asset Backed Commercial Paper Market

     TORONTO, Aug. 20, 2007 - TD Bank Financial Group reiterated that it does not have any exposure to Asset Backed Commercial Paper (ABCP) products covered by the agreement struck last week by a number of major players in Canada's financial market. This includes holdings within TD Mutual Funds and other money market funds managed by TD Asset Management Inc. TD also noted that it did not distribute any of the products noted in last week's agreement to our customers through its systems.

     TD further clarified that all asset-backed commercial paper owned in these Canadian money market funds is sponsored by the major Canadian banks.

     TD will report its third quarter earnings results on Thursday, August 23rd, 2007. Until that time, TD does not anticipate providing further comment during its quiet period.

     About TD Bank Financial Group

     The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group serves more than 14 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking including TD Canada Trust; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; Wholesale Banking, including TD Securities; and U.S. Personal and Commercial Banking through TD Banknorth. TD Bank Financial Group also ranks among the world's leading on-line financial services firms, with more than 4.5 million on-line customers. TD Bank Financial Group had CDN $397 billion in assets, as of April 30, 2007. The Toronto-Dominion Bank trades on the Toronto and New York Stock Exchanges under the symbol "TD".

For further information: Simon Townsend, Senior Manager, Corporate Communications, (416) 944-7161; Tim Thompson, VP, Investor Relations, (416) 982-6346